787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 27, 2011

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series

Registration Statement on Form N-14

Securities Act File No. 333-177121

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in conversations with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to (i) the proposed acquisition by the SunAmerica Focused Alpha Growth Fund (the “Focused Alpha Growth Fund”), a series of SunAmerica Specialty Series (the “Registrant”), of all of the assets and liabilities of the SunAmerica Focused Alpha Growth Fund, Inc. (“FGF”), in exchange for Class A shares of the Focused Alpha Growth Fund, and (ii) the proposed acquisition by the SunAmerica Focused Alpha Large-Cap Fund (the “Focused Alpha Large-Cap Fund”), a series of the Registrant, of all of the assets and liabilities of the SunAmerica Focused Alpha Large-Cap Fund, Inc. (“FGI”), in exchange for Class A shares of the Focused Alpha Large-Cap Fund (together, the “Reorganizations”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Capitalized terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. In connection with the foregoing, the Registrant will file Pre-Effective Amendment No.1 to the Registration Statement on Form N-14 on October 27, 2011.

Comment No. 1:	Please provide an accounting survivor analysis for the Reorganizations.

Response No. 1:	The accounting survivor analysis for the Reorganizations of Focused Alpha Growth Fund and Focused Alpha Large-Cap Fund are as follows:

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Survivor Analysis for the Reorganization of FGF into the Focused Alpha Growth Fund:

The following is an analysis with respect to SAAMCo’s determination of the accounting and performance survivor in connection with the Reorganization of FGF into the Focused Alpha Growth Fund. The analysis is based on guidance provided in Section 8.44 of the AICPA Audit and Accounting Guide for Investment Companies (the “Audit Guide”), as well as guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”)1. The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. It is important to note that, in this instance, the Reorganization involves the reorganization of a fund with an operating history (FGF) into a newly formed series of an existing trust (Focused Alpha Growth Fund) that has not yet commenced operations, and that it is contemplated that FGF will be the accounting and performance survivor in connection with the Reorganization. Section 8.44 of the Audit Guide and the ICI White Paper identify the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. FGF is currently advised by SAAMCo and subadvised by Marsico Capital Management, LLC (“Marsico”) and BAMCO, Inc. (“BAMCO”). SAAMCo will continue to serve as the investment adviser to the Combined Fund and Marsico and BAMCO will continue to serve as subadvisers following the Reorganization.

Portfolio Composition: The Combined Fund will have the same investment goal as FGF and will have substantially similar investment strategies and techniques as FGF. In light of this fact and the fact that the Focused Alpha Growth Fund will not commence operations until the closing of the Reorganization, the portfolio composition of the Combined Fund following the Reorganization will most resemble that of the historical portfolio composition structure of FGF.

Investment Objectives, Policies and Restrictions: FGF and the Focused Alpha Growth Fund have identical investment goals of providing growth of capital and the investment strategies and techniques are substantially similar. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 7 to 8 of the Combined Proxy Statement/Prospectus. Accordingly, the investment goal of FGF will be that of the Combined Fund and the Combined Fund’s principal investment strategies and techniques will be substantially similar to those of FGF.

Expense Structure: Following the Reorganization, the advisory fee rate will be the same. However, the Focused Alpha Growth Fund, as an open end fund, is subject to a different expense structure than FGF. In particular, the Focused Alpha Growth Fund will assess distribution and/or service (12b-1) fees. In addition, certain other expenses of operating an open-end fund, such as transfer agency and custodian expense, are generally higher than for a close-end fund, as open-end funds typically are more expensive to operate because of, for example, daily cash movement from shareholder activity. Alternatively, unlike FGF, the Focused Alpha Growth Fund will not be charged listing fees by the New York Stock Exchange. The expense structure of the Focused Alpha Growth Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Asset Size: As of September 30, 2011, FGF had net assets of $257,555,112 while the Focused Alpha Growth Fund, which has not yet commenced operations, had no assets.

In conclusion, FGF will be the accounting and performance survivor of the Reorganization. In particular, the portfolio management team, portfolio composition and investment goal of FGF will be those of the Combined Fund, and the Combined Fund’s principal investment strategies and techniques will be substantially similar to those of FGF.

[1]	In North American Security Trust, 1994 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the staff in the North American letter are substantially similar to those considered by the staff in determining the accounting survivor.

In addition, FGF commenced operations in 2005 and, therefore, has accounting and performance history while the Focused Alpha Growth Fund is a newly formed series that has not yet commenced operations.

Survivor Analysis for the Reorganization of FGI into the Focused Alpha Large-Cap Fund Survivor Analysis:

The following is an analysis with respect to SAAMCo’s determination of the accounting and performance survivor in connection with the Reorganization of FGI into the Focused Alpha Large-Cap Fund. The analysis is based on guidance provided in Section 8.44 of the AICPA Audit and Accounting Guide for Investment Companies (the “Audit Guide”), as well as guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”).2 The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. It is important to note that, in this instance, the Reorganization involves the reorganization of a fund with an operating history (FGI) into a newly formed series of an existing trust (Focused Alpha Large-Cap Fund) that has not yet commenced operations, and that it is contemplated that FGI will be the accounting and performance survivor in connection with the Reorganization. Section 8.44 of the Audit Guide and the ICI White Paper identify the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. FGI is currently advised by SAAMCo and subadvised by Marsico Capital Management, LLC (“Marsico”) and Blackrock Investment Management, LLC (“Blackrock”). SAAMCo will continue to serve as the investment adviser to the Combined Fund and Marsico and Blackrock will continue to serve as subadvisers following the Reorganization.

Portfolio Composition: The Combined Fund will have the same investment goal as FGI and will have substantially similar investment strategies and techniques as FGI. In light of this fact and the fact that the Focused Alpha Large-Cap Fund will not commence operations until the closing of the Reorganization, the portfolio composition of the Combined Fund following the Reorganization will most resemble that of the historical portfolio composition structure of FGI.

Investment Objectives, Policies and Restrictions: FGI and the Focused Alpha Large-Cap Fund have identical investment goals of providing growth of capital and the investment strategies and techniques are substantially similar. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 9 to 10 of the Combined Proxy Statement/Prospectus. Accordingly, the investment goal of FGI will be that of the Combined Fund and the Combined Fund’s principal investment strategies and techniques will be substantially similar to those of FGI.

Expense Structure: Following the Reorganization, the advisory fee rate will be the same. However, the Focused Alpha Large-Cap Fund, as an open end fund, is subject to a different expense structure than FGI. In particular, the Focused Alpha Large-Cap Fund will assess distribution and/or service (12b-1) fees. In addition, certain other expenses of operating an open-end fund, such as transfer agency and custodian expense, are generally higher than for a close-end fund, as open-end funds typically are more expensive to operate because of, for example, daily cash movement from shareholder activity. Alternatively, unlike FGI, the Focused Alpha Large-Cap Fund will not be charged listing fees by the New York Stock Exchange. The expense structure of the Focused Alpha Large-Cap Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Asset Size: As of September 30, 2011, FGI had net assets of $116,016,554 while the Focused Alpha Large-Cap Fund, which has not yet commenced operations, had no assets.

[2]	Id.

In conclusion, FGI will be the accounting and performance survivor of the Reorganization. In particular, the portfolio management team, portfolio composition and investment goal of FGI will be those of the Combined Fund, and the Combined Fund’s principal investment strategies and techniques will be substantially similar to those of FGI. In addition, FGI commenced operations in 2005 and, therefore, has accounting and performance history while the Focused Alpha Large-Cap Fund is a newly formed series that has not yet commenced operations.

Comment No. 2:	In the Q&A stating that the Board of Directors may consider other alternatives if the Reorganization is not approved, please state the other alternatives.

Response No. 2:	In the Q&A, the Registrant has revised the response to the question “What happens if a Reorganization is not approved?” as follows:

“A: If a Reorganization is not approved by shareholders of a Target Fund, the Board of the applicable Target Fund may consider such alternatives as the Board deems appropriate, including, but not limited to, continuing to operate the Target Funds as closed-end funds or liquidating the Target Funds. Shareholder approval of one Reorganization is not contingent upon shareholder approval of the other Reorganization.”

Comment No. 3:	In the Q&A and in the section entitled “Summary—Background and Reasons for the Proposed Reorganizations,” in the disclosure that the Target Funds will pay the expenses of the Reorganization, please state the costs of each Reorganization.

Response No. 3:	In the Q&A, the Registrant has revised the response to the question “Who will pay for the Reorganization?” as follows:

“A: Each Target Fund will pay its pro rata share of expenses incurred in connection with the Reorganizations, including all direct and indirect expenses (except for brokerage costs that are borne separately by each Target Fund) and out-of-pocket costs. The aggregate expenses of the Reorganizations are estimated to be approximately $230,000 in the case of FGF and $202,000 in the case of FGI.”

The Registrant respectfully declines to restate the anticipated expenses of the Reorganizations in the bullet point located in the Summary, because the Registrant believes that sufficient disclosure of such expenses is provided elsewhere in the Registration Statement (i.e., in the Q&A, the Fee Table and the section entitled “Information about the Reorganizations—Expenses of the Reorganizations”).

Comment No. 4:	With regard to the Q&A statement that each Reorganization is expected to qualify as a tax-free Reorganization, has a form of tax opinion been included with the exhibits?

Response No. 4:	The Registrant confirms that forms of tax opinion for the Reorganizations were included as Exhibits 12(a) and 12(b) to the Registration Statement.

Comment No. 5:	In the section entitled “Summary—Background and Reasons for the Proposed Reorganizations,” with regard to the Board consideration that the Reorganizations would eliminate any trading discount in Target Fund shares, please provide a fuller explanation of why it would not be more beneficial to shareholders to eliminate the discount by liquidating the funds.

Response No. 5:	As described in the section entitled “Summary—Background and Reasons for the Proposed Reorganizations,” at a meeting on May 17, 2011, the Boards determined that it would be in the best interest of each Target Fund and its shareholders for the Target Fund to be converted into an open-end fund. At the July 27, 2011 meeting, the Boards approved the proposed Reorganizations as the best method of achieving the open-ending of the Target Funds. SAAMCo did not present, nor did the Boards consider, a specific proposal to liquidate the Target Funds rather than open-end the Funds, at either the May 17, 2011, or July 27, 2011 Board meetings, because, among other things, each Target Fund had a strong performance history and large enough asset size to support the ongoing operations of the Funds, even assuming redemptions following the “open-ending” transaction. In addition, unlike a liquidation, which does not enable a shareholder to continue to be invested in the Target Funds, the Reorganizations effectively will allow shareholders either to remain invested in the Acquiring Funds, which have identical investment goals and substantially similar investment strategies and restrictions as the respective Target Funds, and which will be managed by the same investment adviser and subadvisers, or to redeem their shares at NAV at any time (subject to the redemption fee). In the event a Reorganization is not approved by shareholders of a Target Fund, the Board may consider such alternatives as it deems appropriate, including but not limited to, continuing to operate the Target Fund as closed-end fund or liquidating the Target Fund. No changes have been made to the Registration Statement in response to this comment.

Comment No. 6:	In the section entitled “Summary—Background and Reasons for the Proposed Reorganizations,” with regard to the Board consideration of the likelihood that the Reorganizations will eliminate a Target Fund’s being subject to shareholder activism, please disclose whether the Target Funds are currently the subject of activist efforts. Further, with regard to the statement that activist efforts may result in each Target Fund incurring significant expense, please describe the kinds of significant expenses that are referred to by this statement.

Response No. 6:	The Registrant respectfully notes that the Registration Statement discloses the recent shareholder activism to which the Target Funds have been subject, in the section entitled “Information about the Reorganizations—Reasons for the Reorganizations.” The Registrant has revised the disclosure in question to read as follows:

“The likelihood that the Reorganization will eliminate each Target Fund from being the subject of activist efforts that may result in each Target Fund incurring significant expenses, including, but not limited to, legal and proxy solicitation costs incurred in connection with reviewing and responding to shareholder proposals. The Board considered that although there are not presently any outstanding shareholder proposals with respect to the Target Funds, the Target Funds have incurred significant expenses in the past with respect to such proposals.”

Comment No. 7:	In the section entitled “Summary—Background and Reasons for the Proposed Reorganizations,” with regard to the Board consideration that the investment strategies and restrictions of each Target Fund and corresponding Acquiring Fund are substantially similar, the Staff notes that although the Target and Acquiring Funds all use focused strategies and invest in the same kinds of stocks, as discussed subsequently, there are significant differences. For example, the open-end Acquiring Funds will not be able to leverage to the same extent as the closed-end Target Funds, they cannot invest in illiquid securities to the same extent, and they will need to maintain cash or sell securities to meet redemptions. Please provide an explanation of whether the Boards evaluated whether the Acquiring Funds will be less efficient in accomplishing their investment objective than the Target Funds because of the constraints imposed on them as open-end funds.

Response No. 7:	The Registrant respectfully notes that while there are differences between closed-end funds and open-end funds with respect to leverage, liquidity and portfolio management (as highlighted in the section entitled “Differences Between Open-End and Closed-End Investment Companies” and elsewhere in the Registration Statement), as a practical matter, such differences are not anticipated to be significant in the context of their application in the management of the Target Funds and Acquiring Funds. In particular, the Target Funds have generally not employed leveraging techniques and have not issued any authorized class of senior securities, nor have they typically invested in illiquid securities. The Registrant further notes that each Board considered the similarities and differences between the Target Funds and the respective Acquiring Fund in connection with its approval of the Reorganizations, including the portfolio strategies and techniques that each Fund pursues, and that such explanation is included in the sections of the Registration Statement entitled “Information about the Reorganizations—Reasons for the Reorganizations” and “Summary—Background and Reasons for the Proposed Reorganizations.”

Comment No. 8:	In the section entitled “Summary—Comparison of FGI and the FGI Acquiring Fund,” with regard to the fact that the Acquiring Fund is subject to Rule 35d-1 and must invest 80% of its total assets in “large-cap” companies, the disclosure states that large-cap companies will generally include “companies whose market capitalizations are equal to or greater than the smallest company in the Russell 1000 Index during the most recent 12-month period.” The Staff does not believe that the range of companies in the Russell 1000 Index is an appropriate proxy for an actively managed fund to use to define the term “large-cap.” The Russell 1000 is an index that focuses on the larger company segment of the Russell 3000 Index, which is an index constructed based on how widely company shares are held. The Russell 1000 does not make any representation that all of the companies whose shares are included in the index (even as of the rebalance date) are large-cap companies. In fact, the low end of the market cap range of companies in the Russell 1000 Index – currently $1.148 billion, as you note – includes companies in the low-end of the range of companies normally defined as “mid-cap” in most widely-used definitions of that term, based on market capitalization. The Staff notes that, in the case of an index fund that identifies itself as large-cap by reference to the Russell 1000 Index, there would be little potential for abuse because the mid-cap companies in the index are a small percentage of the index. However, in the case of an actively managed “large-cap” fund, which could consider itself free to invest to any extent in any size companies within the range of companies in the Russell 1000 index, there is a potential for abuse. Based on the definition of “large-cap” that both Funds intend to rely on, the Staff believes it is possible that either or both could be entirely invested in “mid-cap stocks,” as that term is commonly used, and yet be entirely invested in “large-cap” companies according to their own definitions. Please define the market capitalization of large-cap companies by reference to a generally accepted market capitalization range of “large-cap” companies in order to eliminate the 35d-1 issue in the case of the Alpha Large-Cap Fund and to avoid the possibility of confusing investors, in the case of both Funds.

Response No. 8:	The Registrant respectfully disagrees with this comment. The fact sheet prepared by Russell Investment Group on this index states as follows: “The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.” (Emphasis added). Notably, the Frequently Asked Questions about Rule 35d-1 prepared by the Commission Staff state that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (Emphasis added). The Registrant believes that the definition of “large-

cap” by reference to the Russell 1000 Index is reasonable, based on Russell’s own classification of the Index. In addition, the Acquiring Funds’ Prospectus discloses the capitalization range of the Index as of a recent date in order to make investors aware of the capitalizations of the Fund’s securities for purposes of the Fund’s 80% policy.

Comment No. 9:	In the section entitled “Summary—Fees and Expenses,” please provide information in the Pro Forma Fee Table as of December 31, 2010 rather than June 30, 2011.

Response No. 9:	The requested change has been made.

Comment No. 10:	In footnote 5 of the Pro Forma Fee Table, please replace the reference to note 3 with note 4.

Response No. 10:	The requested change has been made.

Comment No. 11:	Please add a footnote to the Pro Forma Fee Table stating that the information in the table does not reflect the expenses of the Reorganization, and state what the expenses of Reorganization will be and state the impact that inclusion of such expenses would have on the Fee Table information in terms of basis points.

Response No. 11:	The requested change has been made.

Comment No. 12:	In the section entitled “Summary—Differences between Open-End and Closed-End Investment Companies—Redemption Fee,” please clarify the statement that the redemption fee will be retained by the Combined Fund to indicate that the “proceeds” of the redemption fee will be retained by the Combined Find to avoid an interpretation that the redemption fee is permanent.

Response No. 12:	The Registrant has revised the sentence in question to read as follows:

“The respective proceeds of the redemption fee will be retained by each Combined Fund.”

Comment No. 13:	In the section entitled “Summary—Differences between Open-End and Closed-End Investment Companies—Senior Securities and Borrowing,” please delete “or emergency” from the description of situations in which an additional 5% may be borrowed. Section 18(g) does not limit the additional 5% to emergency purposes—so long as it is temporary. In addition, the Fund could not use the additional 5% for emergency purposes unless the borrowings were also regarded as temporary (i.e., no more than 60 days (not subject to extension)).

Response No. 13:	The requested change has been made.

Comment No. 14:	In the section entitled “Comparison of the Target Funds and the Acquiring Funds—Principal and Other Investment Risks,” please confirm that each Acquiring Fund does not intend to borrow for leveraging. Please provide a supplementary explanation of the extent to which an Acquiring Fund will “cover” to avoid treatment of its derivatives as senior securities.

Response No. 14:	The Registrant does not currently anticipate that either Acquiring Fund will borrow for investment leveraging purposes. To the extent that a Acquiring Fund invests in derivatives, the Acquiring Funds will comply with the 1940 Act, and as interpreted or modified by applicable SEC guidance or other applicable regulatory authority having jurisdiction, from time to time. The Registrant respectfully notes that the section entitled “Investment Objective and Policies – Use of Segregated and Other Accounts” in the Acquiring Funds’ SAI provides additional details regarding the Acquiring Funds’ policies to avoid treatment of its derivatives as senior securities.

Comment No.15:	In the section entitled “Information about the Reorganizations—Reasons for the Reorganizations,” please disclose whether the Board also considered liquidating the Target Fund, and if so, please disclose why liquidation of the Target Fund was rejected by the Board as a course of action and why it was determined by the Board that the Reorganization is the better alternative. Please also disclose whether the Board discussed liquidating the Target Fund in the event that the Reorganization is not approved by shareholders.

Response No.15:	Please see the Registrant’s response to Comment No. 5. Accordingly, the Registrant respectfully declines to make the requested changes.

Comment No. 16:	In the section entitled “Information about the Reorganizations—Reasons for the Reorganizations,” with regard to Board consideration that activist efforts may result in each Target Fund incurring significant expense, please describe the kinds of expenses that are referred to by this statement and disclose whether either Target Fund has incurred any such expenses thus far.

Response No. 16:

The Registrant has revised the paragraph under the second bullet in the section entitled “Information about the Reorganizations—Reasons for the Reorganizations” as follows:

“The Board considered that unlike the Target Funds, the Acquiring Funds, as open-end funds, will not be the target of activist efforts, which for each of the Target Funds has created and could continue to create significant expenses, including, but not limited to, legal and proxy solicitation costs incurred in connection with reviewing and responding to shareholder proposals. The Board noted, for example, that in 2010, the Target Funds were presented with a shareholder proposal that sought to terminate each Target Fund’s management and advisory agreements with SAAMCo. The shareholder proposal was rescinded, however, after the Board determined and announced that the conversion of each Target Fund into an open-end fund would be in the best interests of each Target Fund and its shareholders.”

Comment No. 17:	In the section entitled “Information about the Reorganizations—Reasons for the Reorganizations,” the introductory statement that the factors listed below and other factors are the reasons for each Board’s approval of the Reorganization, and at the end of this section, the statement that, for the reasons stated above and for other reasons, the Boards approved the Reorganizations, are conclusory statements and are not sufficient. Conclusory statements or a list of factors that were considered, noted, or observed by the board are not sufficient disclosure in the section describing reasons for the Reorganization. Specifically, please supplement statements of the factors or issues that Board considered, noted, or made an observation about, which were material to it determination to approve the Reorganization, by describing the Board’s conclusion about such issue or factor, and describe how that conclusion affected the Board’s determination to recommend approval of the Reorganization. In addition, please disclose and discuss in this section all factors and issues considered by the Board that were material to its determination to approve the Reorganization.

Response No. 17:	The Registrant respectfully declines to revise this disclosure because the Registrant believes that the current disclosure accurately describes the factors and issues that were material in each Board’s determination to approve the Reorganization.

Comment No. 18:	In the section entitled “Other Information—Capitalization,” please provide information in the Capitalization table on a date 30 days from the date of the pre-effective amendment.

Response No. 18:	The Registrant has revised the Capitalization table to reflect information as of September 30, 2011.

Comment No. 19:	In the section entitled “Other Information—Capitalization,” please include in the Capitalization table the adjustments for the anticipated costs of Reorganization.

Response No. 19	The requested change has been made.

Comment No. 20:	In the Form of Agreement and Plan of Reorganization, in “Article IX. Expenses,” please clarify what costs are intended to be carved out by the statement that expenses paid by the Target Fund do not include “any transaction costs incurred pursuant to paragraph 1.2 hereof or any transaction costs incurred in connection with the sale of any of the Target Fund’s Fund securities after the closing date.”

Response No. 20:	The Registrant has revised “Article IX. Expenses” in the Form of Agreement and Plan of Reorganization to read as follows:

“Except as otherwise expressly provided in this Agreement, the Target Fund shall bear the direct and indirect expenses incurred in connection with the transactions contemplated by the provisions of this Agreement, including all direct and indirect expenses and out-of-pocket costs. Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another person of such expenses would result in the disqualification of such party as a “regulated investment company” within the meaning of section 851 of the Code or would prevent the Reorganization from qualifying as a tax-free reorganization.”

Comment No. 21:	In Part B Statement of Additional Information, please include a statement that no pro forma financial statements are required and state the reason, such as “because the assets of each Acquiring Fund are less than 10%”.

Response No. 21:	The Registrant has added the following statement to Part B: Statement of Additional Information:

“Pro forma financial statements reflecting consummation of the Reorganization have not been prepared because, as a newly created fund that has not yet commenced operations as of the date of this Registration Statement, the net asset value of each Acquiring Fund does not exceed 10% of the net asset value of the corresponding Target Fund.”

Comment No. 22:	In your letter responding to the Staff comments, please include the “Tandy” representations.

Response No. 22:	On behalf of and at the request of the Registrant, the Registrant’s Tandy representations are set forth below:

The Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; that Staff comments or changes in disclosure in the Registration Statement in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,

/s/Armando Capasso

Armando Capasso

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.

Margery K. Neale, Esq., Willkie Farr & Gallagher LLP